Exhibit 99.1
Iowa’s 13th Biodiesel Plant Begins Production
REG network plant in Farley, Iowa adds 30 MGY of high quality biodiesel capacity
(Farley, IA, August 8, 2007) – Today, Iowa’s thirteenth biodiesel plant produced its first gallons of high quality biodiesel.
Western Dubuque Biodiesel, LLC (WDB) owns the 30 million gallon per year (MGY) plant in the Renewable Energy Group®, Inc. (REG®) network which is already producing biodiesel that meets and exceeds industry quality specifications. REG will market high quality biodiesel from the Farley, Iowa plant.
“The staff at REG and WDB should be congratulated for production start-up at a commercialscale biodiesel facility that resulted in high quality biodiesel,” said Mike Smith, Vice President of Manufacturing who oversees biodiesel production in the REG network. “Running vegetable oil through hundreds of tons of steel and a highly technical chemical process to create a clean burning renewable fuel that can be used in any diesel engine is an amazing accomplishment.”
Farley’s plant utilizes REG’s process technology and has truck and rail accessibility. For quality control, there is an in-house laboratory where feedstocks, raw materials and finished products are tested. “On-site and classroom training for our WDB production staff, combined with the expertise and engineering of the REG and construction teams, made this quick start-up a reality,” said Bill Schueller, WDB Board of Directors Chairman. “We look forward to producing high quality biodiesel according to our production capacity in order to meet continued industry demand.”
With WDB under production, the state of Iowa has the capacity to produce more than 240 million gallons of biodiesel each year, according to the Iowa Renewable Fuels Association. The Farley plant is the sixth biodiesel plant in the REG network to begin production and brings network production capacity to 162 million gallons of biodiesel per year.
###
About Renewable Energy Group
Renewable Energy Group, Inc. is a biodiesel industry sales leader and is a full-service biodiesel company offering plant management, risk management, raw material procurement, plant construction management, and biodiesel production, sales and marketing services. Renewable Energy Group, Inc. markets SoyPOWER® biodiesel to fuel distributors and to customers in many industries including on highway fleets, original equipment manufacturers, maritime, military, home heating and agriculture industries.
More Information
For more information, please contact Alicia Clancy, (712) 667-3418 or
alicia.clancy@regfuel.com